October 16, 2024 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street NE Washington, D.C. 20549

Attn:	Stacie Gorman Pam Howell Peter McPhun Wilson Lee

Re:	Bold Eagle Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 11, 2024

File No. 333-282268

Ladies and Gentlemen:

On behalf of our client, Bold Eagle Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-1 submitted on October 11, 2024 (the “Amendment No. 2”), contained in the Staff’s letter dated October 15, 2024 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 3 to the Registration Statement on Form S-1 (“Third Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Third Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Third Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

General

1.	We note your response to prior comment 1. As previously requested, please revise throughout the prospectus to provide the total amount and percentage of ordinary shares that will be held by the sponsor upon completion of this offering, including the private placement shares.

Response: The Company acknowledges the comments of the Staff and has clarified the disclosures on the Cover Page and pages 8, 16, 37, 93 and 130 of the Third Amended Registration Statement accordingly.

2.	We note that in the event you enter into a business combination with a company with a pro forma equity value in excess of $3 billion, pursuant to the letter agreement you would restructure the founder shares such that the fully vested founder shares held by your sponsor immediately upon the consummation of such business combination will represent approximately 1% of such pro forma equity value of the pro forma combined company. The conversion ratio and the anti-dilution adjustment as set forth in the memorandum and articles of association do not contemplate such adjustment. Please disclose how these two provisions would be applied to the founder shares in the event of a business combination with a company with a pro forma equity value in excess of $3 billion. In addition, please provide clear disclosure each time you reference this provision of the letter agreement to clearly reflect the ease with which such provision may be amended at any time, as opposed to the conversion provision in the memorandum and articles of association, which would require shareholder approval to amend.

Response: The Company acknowledges the comments of the Staff and has clarified the disclosures on pages 2, 5, 9, 19, 51, 66, 89, 94, 95, 98 and 139 of the Third Amended Registration Statement accordingly.

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

cc: Eli Baker, Bold Eagle Acquisition Corp.